Exhibit 12.1

BBX Capital Corporation
Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)

		For the Years Ended December 31,
		2017	2016	2015	2014	2013
		(In thousands)
Earnings Available to Cover Fixed Charges:
Income before income taxes		$93,374	78,036	64,683	64,378	96,898
(Income) loss from equity investees		(14,483)	(13,630)	1,565	573	30
Distributed income to equity investees		12,852	13,267	-	-	-
		91,743	77,673	66,248	64,951	96,928
Add: Fixed charges:
Interest on borrowings		$37,994	37,243	42,173	47,402	50,621
Interest portion of rent expense		9,449	5,249	4,536	4,271	3,593
Total fixed charges (1)		47,443	42,492	46,709	51,673	54,214
Earnings available to cover fixed charges		$139,186	120,165	112,957	116,624	151,142
Ratio of earnings to fixed charges	%	2.93	2.83	2.42	2.26	2.79

(1)

Consists of interest expense on all indebtedness (including costs related to the amortization of deferred financing costs), capitalized interest and the portion of operating lease rental expense that is representative of the interest factor.